SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                  ---------------------

Name:  Putnam RetirementReady Funds

Address of Principal Business Office:

One Post Office Square
Boston, Massachusetts 02109

Telephone Number:  (617) 292-1000

Name and address of agent for service of process:

Beth S. Mazor
Vice President
Putnam RetirementReady Funds
One Post Office Square
Boston, MA 02109

Copy to:

John W. Gerstmayr, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X]                       No [  ]

SIGNATURES

A copy of the Agreement and Declaration of Trust of Putnam RetirementReady Funds is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 2nd day of July, 2004.


                                        PUTNAM RETIREMENTREADY FUNDS

Attest: /s/ Judith Cohen                  By: /s/ Charles E. Porter
        -------------------               --------------------------
        Name:  Judith Cohen               Name:  Charles E. Porter
        Title:  Clerk                     Title: Executive Vice President
                                                 and Associate Treasurer